SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

New Frontier Energy, Inc.
(Name of the Issuer)

New Frontier Energy, Inc.
R. Michel B. Escher
Iris Energy Holdings, Limited
(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

644395105
(CUSIP Number of Class of Securities)

Tristan R. Farel
Chief Financial Officer
1801 Broadway, Suite 920
Denver, CO 80202
(303) 730-9994
 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$54,761.74	$6.39

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of approximately $54,761.74 by the Issuer in lieu of fractional shares immediately following a 1-for-500 reverse stock split to holders of fewer than 500 shares of the Issuer’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.22 per pre-split share and 248,917 pre-split shares, the estimated aggregate number of shares held by such holders.

**
Pursuant to Rule 0-11(b)(1) and Fee Rate Advisory dated December 27, 2010, the transaction valuation equals the value of the securities proposed to be acquired and the filing fee equals $116.10 per million of the transaction value, in each case based on the cash out prices proposed to be paid for the estimated numbers of shares of Common Stock proposed to be acquired in the Rule 13e-3 Transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $0.70
Form or Registration No.:  Schedule 14c

Filing Party:  New Frontier Energy, Inc., R. Michel B. Escher, and Iris Energy Holding, Limited
Date Filed:  July 20, 2011

i

ii

INTRODUCTION

Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by (i) New Frontier Energy Inc., a Colorado corporation (the “Company”); (ii) R. Michel B. Escher, a member of the Company’s Board of Directors and the sole director of Iris Energy Holdings, Limited (“Iris”); and (iii) Iris Energy Holdings, Limited, which owns approximately 55.1% of the issued and outstanding shares of the Company’s common stock.

On September 13, 2011 the Company filed the Definitive statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.  The Effective Date of the Reverse/Forward stock split was October 5, 2011, 20 days after the initial mailing date of the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.   SUMMARY TERM SHEET

Item 1001

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.”

Item 2.   SUBJECT COMPANY INFORMATION

Item 1002

(a)           Name and Address.

The information set forth in the Information Statement under the caption “Description of the Reverse/Forward Stock Split - Background of New Frontier Energy, Inc.” is incorporated herein by reference.

(b)           Securities.

The information set forth in the Information Statement under the caption “Description of the Reverse/Forward Stock Split - Description of Capital Stock” is incorporated herein by reference.

(c)           Trading Market and Price.

The information set forth in the Information Statement under the caption “Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.

(d)           Dividends.

The information set forth in the Information Statement under the caption “Price Range of Common Stock; Dividends; Trading Volume” is incorporated herein by reference.

(e)           Prior Public Offerings.

Nothing to report / Not applicable

(f)           Prior Stock Purchases.

Nothing to report / Not applicable

Item 3.   IDENTITY AND BACKGROUND OF FILING PERSONS

Item 1003

(a)           Name and Address.

The information set forth in the Information Statement under the captions “Description of the Reverse/Forward Stock Split - Background of New Frontier Energy, Inc.” and “Description of the Reverse/Forward Stock Split - Description and Interests of Certain Persons in Matters to be Acted Upon” is incorporated herein by reference.

(b)           Business and Background of Entities.

Not applicable.

(c)           Business and Background of Natural Persons.

The information set forth in the Information Statement under the caption “Description of the Reverse/Forward Stock Split - Description and Interests of Certain Persons in Matters to be Acted Upon” is incorporated herein by reference.

Item 4.   TERMS OF THE TRANSACTION

Item 1004

(a)           Material Terms.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Structure of the Reverse/Forward Stock Split,” “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Shareholders,” “Description of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Special Factors - Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Business and Background of Entities.

Not applicable.

(c)           Different Terms.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Structure of the Reverse/Forward Stock Split,” “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Shareholders,” “Description of the Reverse/Forward Stock Split - Holders as of Effective Date; Net Effect After Reverse/Forward Stock Split,” and “Description of the Reverse/Forward Stock Split - Exchange of Certificates for Cash Payment or Shares” is incorporated herein by reference.

(d)           Appraisal Rights.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split - Dissenters’ Rights” is incorporated herein by reference.

(e)           Provisions for Unaffiliated Security Holders.

The information set forth in the Information Statement under the caption “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Shareholders” is incorporated herein by reference.

(f)           Eligibility for Listing or Trading.

Not applicable.

Item 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(a)           Transaction.

Nothing to report / Not applicable

(b)           Significant Corporate Events.

Nothing to report / Not applicable

(c)           Negotiations or Contacts.

Nothing to report / Not applicable

(e)           Agreements Involving the Subject Company’s Securities.

None

Item 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006

(b)           Use of Securities Acquired.

Not applicable.

(c)           Plans.

(1)           None.

(2)           None.

(3)
The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Effect of the Reverse/Forward Stock Split on Option Holders and Holders of Purchase Warrants,” “Special Factors - Financial Effect of the Reverse/Forward Stock Split,” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(4)           None.

(5)	The information set forth in the Information Statement under the caption “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(6)
The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(7)
The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(8)
The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

Item 7.   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013

(a)           Purposes.

The information set forth in the Information Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Background of the Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Alternatives.

The information set forth in the Information Statement under the captions “Special Factors - Strategic Alternatives Considered,” “Special Factors - Background of the Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)           Reasons.

The information set forth in the Information Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Background of the Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Effects.

The information set forth in the Information Statement under the captions “Special Factors - Structure of the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors – Potential Disadvantages of the Reverse/Forward Stock Split to Shareholders; Accretion in Ownership and Control of Certain Shareholders,” “Special Factors - Effect of the Reverse/Forward Stock Split on Option Holders and Holders of Purchase Warrants,” “Special Factors – Financial Effect of the Reverse/Forward Stock Split,” “Special Factors - United States Federal Income Tax Consequences of the Reverse/Forward Stock Split,” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 8.    FAIRNESS OF THE TRANSACTION

Item 1014

(a)           Fairness.

The information set forth in the Information Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Strategic Alternatives Considered,” “Special Factors - Background of the Reverse/Forward Stock Split,” “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Shareholders,” “Special Factors - Recommendation of the Board; Fairness of Reverse/Forward Stock Split,” “Special Factors - Fairness Determination by Iris/Michel Escher,” “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the captions “Special Factors - Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors - Strategic Alternatives Considered,” “Special Factors - Background of the Reverse/Forward Stock Split,” “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Shareholders,” “Special Factors - Recommendation of the Board; Fairness of Reverse/Forward Stock Split,” “Special Factors - Fairness Determination by Iris/Michel Escher,” “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split,”  is incorporated herein by reference.

(c)           Approval of Security Holders.

The information set forth in the Information Statement under the captions “Special Factors - Vote Required” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Unaffiliated Representative.

The information set forth in the Information Statement under the caption “Special Factors - Procedural Fairness to All Shareholders” is incorporated herein by reference.

(e)           Approval of Directors.

The information set forth in the Information Statement under the caption “Special Factors - Background of the Reverse/Forward Stock Split” and “Special Factors - Recommendation of the Board; Fairness of Reverse/Forward Stock Split” is incorporated herein by reference.

(f)            Other Offers.

Not applicable.

Item 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015

(a)           Report, Opinion or Appraisal.

The information set forth in the Information Statement under the caption “Special Factors - Procedural Fairness to All Affiliated and Unaffiliated Shareholders” is incorporated herein by reference.

(b)           Preparer and Summary of the Report, Opinion or Appraisal.

Not applicable.

(c)           Availability of Documents.

Not applicable.

Item 10.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007

(a)            Source of Funds.

The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)           Expenses.

The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Effects of the Reverse/Forward Stock Split,” “Special Factors - Financial Effect of the Reverse/Forward Stock Split” and “Costs of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

Item 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008

(a)           Securities Ownership.

The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)           Securities Transactions.

Not applicable.

Item 12.   THE SOLICITATION OR RECOMMENDATION

Item 1012

(d)            Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Background of the Reverse/Forward Stock Split,” “Special Factors - Vote Required” and “Special Factors - Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split - Description and Interests of Certain Persons in Matters to be Acted Upon” is incorporated herein by reference.

(e)           Recommendations of Others.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors - Background of the Reverse/Forward Stock Split,” “Special Factors - Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” and “Special Factors - Fairness Determination by Iris/Michel Escher” is incorporated herein by reference.

Item 13.    FINANCIAL STATEMENTS

Item 1010

(a)           Financial Information.

(1)	The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(2)	The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(3)	The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(4)	The information set forth in the Information Statement under the caption “Financial Statements” is incorporated herein by reference.

(b)           Pro forma Information.

Not applicable.

Item 14.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009

(a)           Solicitations or Recommendations.

Not applicable.

(b)           Employees and Corporate Assets.

Not applicable.

Item 15.    ADDITIONAL INFORMATION

Item 1011

(b)	Other Material Information.

The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.   EXHIBITS

Item 1016

(a)	The Company’s Definitive Information Statement on Schedule 14C filed with the Securities and Exchange Commission on September 13, 2011 is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

New Frontier Energy, Inc.

Date: November 8, 2011	By:	/s/ Tristan R. Farel
Tristan R. Farel Chief Financial Officer

By:	/s/ R. Michel B. Escher
R. Michel B. Escher

Iris Energy Holdings, Limited

By:	/s/ R. Michel B. Escher
Sole Director

EXHIBIT INDEX

Exhibit Number	Description

(a)	Definitive Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on September 13, 2011 and incorporated herein by reference).